

Mail Stop 3030

March 17, 2009

Ryan D. Lake
Director of Finance
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341

      Re: **Kensey Nash Corporation**
            Form 10-K for the Fiscal-Year ended June 30, 2008
            Filed September 15, 2008
            File No. 000-27120

Dear Mr. Lake:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Angela Crane
                  Branch Chief